EARNINGS RELEASE
TIM PARTICIPAÇÕES
4th QTR 2013

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Fourth Quarter and Full Year of 2013

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 12.61 NYSE* (1 ADR = 5 ON shares) TSU: US$ 26.50 (*) closing prices of February 13th, 2014

Rio de Janeiro, February 13th, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the fourth quarter of 2013 and 2013 full year. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter and full year of 2012 (4Q12, FY12) and third quarter of 2013 (3Q13), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

2013 Main Highlights

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Postpaid customer base grew 14.6% YoY, while voice postpaid grew +20.7% YoY;

•

Voice usage also at a solid pace, MOU closed the year with an average of 148’ (+8.8% YoY);

•

Total Net Revenues grew 6.2% YoY, reaching R$19.9 bln, while Net Mobile Service Revenues were up by 3.5% YoY;

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Gross Data Revenues grew +21.5% YoY to R$5.4 bln,  supported by increasing smart/webphone penetration, accounting for ~55% of total base;

•

Handset Net Revenues reached R$3.2 bln (+37.4% YoY), driven by a better mix of sales (>80% of total sales in smart/webphones);

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SAC (subscriber acquisition cost) maintained the decline trajectory, reaching R$27.6, and -6.1% YoY, while Bad Debt stood at 0.8% of gross revenues, confirming the historical lowest level;

•

Leased Lines Cost (EILD) decreased 6% YoY, amid growth in postpaid (+15%) and total traffic (voice +15% YoY and data +78% YoY);

•

EBITDA totaled R$5.2 bln (+4% YoY) with EBITDA margin at 26.1% and Service margin (ex-handset business) at 32%;

•

Net Income reached R$1.5 Bln in 2013, +4% YoY;

•

Live TIM customer base reached 60k users, adding 17.7k clients in the 4th quarter. Addressable Households reached above 1 mln;

•

Fiber-To-The-Site (FTTS) advances: 95% of phase 1 and 2 completed for 35 cities;

•

Capex: R$3.9 bln in 2013 (+3% YoY), being more than 90% allocated to infrastructure.

Message from Management

Dear Shareholders and Analysts,

The year of 2013 was a year of transitions, for both TIM as well as the market. The economy showed modest growth, with a still intense competitive scenario. In this context, we sought greater efficiency by focusing on managing costs without having to sacrifice the pace of accelerated business growth. The results we present today are a confirmation of this approach, which can be verified, for instance, by increasing postpaid sales numbers while at the same time reducing bad debt to its lowest historical levels and cutting the subscribers acquisitions costs when compared to the previous years. On the industrial side, our strategy to develop and operate our own infrastructure rather than depend on leased infrastructure resulted in a significant reduction of our network costs, even when accounting for much increased traffic volumes for both voice and data.

Our Strategic Priorities involving network and infrastructure, offer evolution, institutional relationships and people have been and continue to be executed with great attention and engagement of our team. Much has been done and much remains to be done and I have the strong belief that this path is key for our Company.

Network, Infrastructure and Offer

2013 was a very intense year for our main priority, the network and infrastructure development, and I would say that the year was marked by the strengthening and quality improvement of our network in many fronts. The main projects of the year were: (i) Quality improvement project for our 195 main cities, (ii) Mobile Broadband (iii) Fiber-To-The-Site (FTTS) deployment in ~40 cities, (iv) Several pilot projects of small-cell and Wi-Fi infrastructure, and (v) the deployment of the LT Amazonas fiber transmission line project in the Amazon region.

We can see that all these efforts on the infrastructure side are already improving the quality perceived by our customers, as it can be seen in recent satisfaction surveys with our user base.

As for the marketing and sales activities, we had an important year, with the launch of new offers and services such as TIM Music, TIM Web+Torpedo, Exchange Top-up, amongst others, all of them supported by our very strong sales channels and partners - arguably the best in our industry. This approach of defending our user base and developing a new image has helped maintain TIM’s competitive position as the leader in the prepaid segment and the second largest mobile operator in total number of subscribers, reaching a customer base of over 73 million users and growing above the market average growth.

4G operation

2013 marked the launch of our 4G operations, with an innovative and efficient approach. We adopted since the inception a model of infrastructure sharing (“RAN-Sharing”) with the operator Oi, while at the same time maintaining the strength of our Liberty offer platform to position and sell our 4G packages. As a result, we had a very satisfactory market performance, achieving a market-share of close to 31% of 4G users, above even our total market-share of 27.1%.

Institutional Image

I would also like to briefly call the attention to our results on the Institutional Image an Institutional Relationships front, as last year was marked by a significant improvement in the external positioning and image of the company, as well as in its recognition and relationship with all of its major stakeholders, including the Regulatory Agency, Ministries, Congress, Analysts, Press and all of its customers. With its innovative “Portas Abertas” (“Open Doors”) Project, the company strengthened its interaction with customers, reinforcing the perception of transparency and seeking to lead the industry discussions about the evolution of the mobile sector in the country.

What to Expect for 2014

At the end of 2013, there were many news and speculation about the future of TIM and an eventual consolidation movement in the Brazilian market. We are aware of the great importance of the Brazilian operation for the Telecom Italia Group and other stakeholders. I'm personally committed to ensure that rumors do not impact our operation and do not remove the focus of our daily execution. We are fully committed to the execution of our three-year plan and will not let rumors and speculation about our company hinder our results or divert us from our strategic path.

Without a question much has been done in 2013 on the improvement of our infrastructure, nonetheless we will continue to work at an intense pace in 2014. We are now much more prepared for the next leap that will come with the intense development of data services.

As challenges for 2014 we must: (i) continue to develop the potential of our customer base, which today is the largest community of users in the Brazilian market, through fixed-mobile substitution, especially in the use of mobile data; (ii) keep pursuing market leadership, especially in revenue growth and financial results, (iii) advance in the deployment and launch of innovative solutions and offers, and (iv) expand our quality and coverage in infrastructure, always striving for operational excellence in all we do. I am confident that we are on the right track.

Rodrigo Abreu (CEO)

Marketing and Institutional Developments

Prepaid: TIM continues to lead innovation

A new approach for Web and SMS services

In Q4, TIM launched a unique offer for prepaid and “Controle” plans’ customers called “Infinity Web+Torpedo” that combines unlimited SMS and internet for R$0.75 per day of use. With this new offer, customers no longer need to choose between SMS or data, accomplishing more freedom and lower costs. The combined price will be charged whatever service is used. The Infinity Web and Infinity Torpedo are still available individually for R$0.60 each per day of use.

New data plans and more flexibility

Internet: expanding the portfolio of data plans

Following the growing demand for mobile browsing, TIM added new data plans to its portfolio. In this quarter, TIM launched “Liberty Web 1GB” and “Liberty Web 3G” (R$49.90 and R$69.90 per month, respectively), ideal for users with high-end devices and also compatible with 4G technology. Targeting “Liberty Express” customers, TIM launched “Liberty Express 600MB”, “Liberty Express 1GB” and “Liberty Express 3GB” (for R$19.90, R$34.90 and R$54.90 per month, respectively).

Noting that users might surpass the volumes of data that triggers the speed caps, TIM introduced in Q4 a solution for postpaid allowing them to hire additional package to further access internet without having the speed reduction. This process is done in an easy manner by SMS communication. Also seeking to provide more flexibility, customers can now change data packages by using the same mechanism.

Customer Service Development: transparent relationship

Improving customer relationship

Improving customer service, TIM created a pioneer action in the market. A personalized tutorial with videos describing features of the customer’s plan and details of user’s first bill. The virtual tutorials will be fully customized using actual data of client’s account.

Corporate segment

TIM launched the “Liberty Empresa Controle” plan. The offer will simplify life for SMEs helping to control telecom services costs and avoiding billing shock experiences. The new plan costs R$29.90 per month and has the same features as the “Liberty Controle” plan, a successful plan on retail side.

Handsets: expanding smartphone portfolio to support data growth

iPhone 5S and 5C launch

Once again TIM took the lead in the so much awaited launch of new Apple devices in Brazil, iPhone 5S and iPhone 5C. The cheapest device, the iPhone 5C 16GB costs R$1,999 while the iPhone 5S 16GB costs R$2,799.

Other events at TIM’ stores marked the launch of Samsung Galaxy Note 3 with prices starting at R$2,299. The tablet sold out in less than two hours in pre-release sales in São Paulo. TIM also launched in Q4 the new smartphone from LG, the LG G2 sold for R$ 1,899. All devices sold by TIM are unlocked and without loyalty contract (no subsidy policy).

The growing demand for smartphones and the large number of calls from customers with questions about configurations and specifications prompted the Company to develop a handset guide. This is an interactive web portal to assist and offer quick solutions for the configuration of phones and tablets.

Live TIM: leadership on fixed ultra-broadband

New ultra broadband offer for corporate business

After consolidating its position as leader in the ultra-broadband users (above 34 Mbps) in the retail segment, Live TIM launched in Q4 a new offer for corporate business, the “Live TIM Empresas”. The new offer supports static IP and ensures high speed browsing to provide a differentiated experience with the most competitive price in the market, with speeds of 50 Mega for downloads and 30 Mega for uploads, for R$199.90 per month and activation fee of R$99.90.

Operational Performance

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 271.1 million lines by the end of 2013, representing a yearly growth of 3.5% (vs. 8.1% in 2012) and a penetration rate of 136.4%, from 132.8% in 2012. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine business, growing demand for data services, especially in smart/webphones, and migration from prepaid to postpaid plans.

Brazilian Mobile Market

(Million of lines)

123.9
128.0
130.4
131.2
132.8
133.7
134.3
135.3
136.4
YoY%
242.2
250.8
256.1
258.9
261.8
264.1
265.7
268.3
271.1
3.5%
44.1
45.6
46.9
48.7
50.9
52.7
54.7
56.9
59.5
16.9%
198.2
205.2
209.2
210.2
210.9
211.4
211.1
211.3
211.6
0.3%
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
Prepaid
Postpaid
% Penetration

Source: Anatel

Market net additions deceleration

Despite showing an acceleration in market net additions in october, the 4Q13 net additions totaled 2.8 million, a decrease of 3.9% versus 2.9 million registered in the same period last year, chiefly by some companies clean-up process.

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Prepaid segment reached 211.6 million lines (+0.3% YoY), accounting for 78.0% of total Brazilian market.

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Postpaid segment reached 59.5 million lines (+16.9% increase versus december 2012). Important to highlight that voice postpaid came at 44.0 million lines (+17.4% YoY) representing 73.9% of total postpaid, while machine-to-machine access came at 8.3 million (+22.6% YoY).

For the full year of 2013, market net additions totaled 9.3 million, a deceleration of 52.5% versus 19.6 million in 2012.

TIM’s PERFORMANCE

TIM’s subscriber base ended fourth quarter with 73.4 million lines, 4.3% up against 4Q12, and above Brazilian market growth of 3.5%. Market share stood at 27.1% (vs. 26.9% a year ago).

TIM total subscriber base with 3G devices ended 2013 with 23.6 million users, a +92.3% increase against 2012, and above total market growth of 80.6%. Market share in 3G reached 24.9% (vs. 23.4% in 4Q12).

Regarding the 4G subscriber base, TIM reached 405k users in the 4Q13, posting a substantial increase of 160% QoQ. Market share rose to 31% (vs. 20% in 2Q13, when the 4G was launched), proof of an efficient strategy by the Company given its relatively lower investment of R$ 340 million in the 4G auction back in 2012 associated with low cost of deploy, following the RAN sharing.

Regarding gross additions figures for 2013, TIM registered 39.6 million new lines (vs. 38.4 million in 2012). Disconnections amounted 36.6 million lines (or +13.9% YoY) versus 32.2 million in 2012, totaling net additions of 3.1 million (vs. 6.3 million in 2012).

Strict churn policy

Disconnections in the quarter reached 9.9 million lines, with a churn rate of 13.6%, an increase from 13.0% in 4Q12. Churn rate in 4Q13 and FY2013 was impacted by austere disconnection policy for prepaid segment.

Postpaid leading growth

Postpaid customer base reached 12.3 million users, a 14.6% yearly growth (vs. +15.2% in 4Q12). In this quarter, TIM added 346k Postpaid clients (vs. 456k in 4Q12).

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Voice and data (smartphones) users reached 10.5 million (+20.7% YoY)

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Machine-to-machine business reached 1.2 million accesses (-5.4% YoY)

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Mobile broadband (mini-modems and tablets) reached 663 thousand accesses (-19.1% YoY)

As for the prepaid segment, users totaled 61.1 million, up 2.5% YoY being “Infinity Pré” more than 59.5 million users or 97.4% of the base in that segment. TIM continues to lead the prepaid segment in Brazil, due to the pioneering position and transparent concepts. Also, the company has sequentially added innovative offers and features to its Infinity´s family (i.e.: “Infinity Web+Torpedo”, “Infinity Music”, and “Infinity Torcedor”), thus, remaining the market’s best valuable choice.

Quality and Network

Quality improvements on track

As for network quality KPI’s released by Anatel (the last report shows figures until July), TIM keeps improving performance and in compliance with Anatel’s targets. Voice network access rate, voice network drop rate, data network disconnection rate performances (including 2G and 3G) and 3G data network access rate are examples of this achievements, with only the data network access rate (in 2G) still under the regulatory target.

The least claimed company at PROCON

As for caring quality indicators, TIM kept its good position, being the least claimed company at the consumer’s protection agencies registered in SINDEC1 (PROCON) and the second best carrier at the index of caring performance measured by Anatel.

Anatel IDA - Index of Caring Performance

Points (higher the better). Last reported by Anatel.

94.8
92.8
92.4
P1
89.0
90.5
91.9
TIM
80.2
87.2
P2
76.3
75.1
76.2
P3
53.7
Nov-12
Jul-13
Nov-13

Anatel Ranking of Complains

Complains over 1,000 lines (lower the better). Last reported by Anatel.

0.83
0.60
0.55
P3
0.45
0.47
0.36
0.42
0.39
0.35
TIM
0.30
P1
0.34
0.34
P2
Nov-12
Jul-13
Nov-13

Claims at Consumer's Protection Agency (Procon)

Quarterly Claims (lower the better). Source: Sindec

11,784
P3
13,290
11,595
P2
11,027
10,255
P1
8,323
9,154
TIM
7,040
1Q13
2Q13
3Q13
4Q13

During 2013, TIM initiated new projects to accelerate the network improvements, and start changing perception towards quality. Among these projects, one of the most relevant is a quality program, initially focusing on a group of cities, which represents almost 50% of voice total traffic. The main activities of this task force are: in-loco analysis, building technical diagnostics to each of the cities selected, analyzing key improvement opportunities, establishing control of critical faults based on online monitoring of the CRC and improving customer service related to network.

This program is on track and has already showed improvements on the network quality indicators, accompanied by customer care processes revision and development. These initiatives resulted in a significant reduction of 18% on monthly average network complaints at Anatel (network repair + call completion) in 4Q13, when compared to the same average of 1Q13 (before the starting point of this program).

Another initiative that started on 2013 was the “TIM Portas Abertas” website, a pioneering initiative which publishes the coverage maps and investment indicators for the entire country, in addition to inviting customer feedback through a dedicated website and also through a mobile application for smartphones. Along the year we received more than 400 thousands contributions per month.

In addition, TIM invested more than R$700 million in IT systems to support new processes and produce benefits like reducing lead time, increase reliability, etc. The new CRM platform, is a good example of such investments, it was launched in the 3Q13 and will increase the capacity of immediate response to customers calls, gaining efficiency and quality in the customer care service. This platform will be 100% available for prepaid customers by the end of 2013 and by the end of 2014 for postpaid customers as well.

As for network evolution, during 2013 more than 23,000 TRXs (elements for voice) were implemented, while close to 200,000 data channel elements and 8,000 km of optical fiber were also added, reaching ~47,000 km of optical fiber. These elements additions along with other network equipments are allowing the Company to improve network quality.

3G already covers 78% of urban population

Our GSM coverage reached 94.8% of the urban population, serving 3,404 cities. 3G coverage reached 75 new cities this quarter, totaling 1,000 cities or 78% of urban population in Brazil. We expect to continue accelerating the 3G coverage in the coming quarters. As for the 4G, TIM is covering 27.1% of Brazilian urban population.

The Wi-Fi project is speeding up as well. TIM added more than 400 new hotspots in Q4. TIM Wi-Fi is available in 22 airports of 13 states. São Paulo has the biggest coverage.

Mobile BB Plan closed the year with 39 cities finished

The Mobile BroadBand Plan closed the year reaching 39 cities, above planned. The average throughput gain for the cities that have completed the process is quite significant, showing how promising can be the approach being used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

FTTS project reaching 95% of phase 2

The FTTS project, which is one of the pillars of the MBB Plan, closed the year having finished the second phase for 95% of the sites in 35 cities.  Just five percent of the sites haven’t still finished the first phase. The project will be continued in 2014, adding more cities to receive this enhancement and completing phase 3 for sites already in the project pipeline.

Fixed Broadband: Live TIM

Live TIM: a solid pace

Live TIM landed 2013 with more than 60 thousand users. The great majority of customers are in the 35Mbps plan and the remaining on the 50Mbps plan – speeds are guaranteed at rate of 80% (average speed: 38.9Mbps), above ANATEL´s requirement and market average (2.7Mbps).

At the end of 2013, “Live TIM” had more than 9,500 buildings connected, more than twice compared to the end of 2012. Prospect clients registered in “Live TIM” website reached more than 520k (vs. 160k in 2012).

Lastly, network footprint ended 2013 with ~1,1 million addressable households, 21% higher than 3Q13.

Corporate Social Responsibility

Maintenance at Bovespa’s Sustainability Index

TIM was confirmed for the 6th time in the Corporate Sustainability Index (ISE) of BM&FBovespa. Also in 2013, TIM created the “Instituto TIM” (TIM Institute), chaired by Mr. Manoel Horacio (former Chairman). “Instituto TIM” closed an institutional partnership with the Ministry of Science, Technology and Innovation and already reached 288 municipalities, involving 100 thousand people. Among the projects, “Ciência sem Fronteiras” (Science without Borders), and “Círculo da Matemática do Brasil” (Brazilian Circle of Math) are examples of how the institute is committed to democratize access to science and innovation.

TIM also developed a campaign focused on sustainability to encourage migration from paper to online bills, which is currently available to the entire postpaid customer base. On top of convenience and safety, a campaign called “Conta Online Premiada”, in which customers can win R$50,000 in a drawn, was created to incentivize a faster migration to this form of bill.

Financial Performance

SELECTED FINANCIAL DATA – REVENUES

OPERATING REVENUES

Resilient performance

Gross revenues totaled R$29,662 million in 2013 (+6.9% YoY), backed by products sales (+35.0% YoY) and by mobile service revenues (+4.9% YoY), offsetting fixed business performance, MTR cut, macroeconomic slowdown and worse competitive landscape.

In the quarter, total gross revenues reached R$7,685 million (+4.7% YoY) helped by solid data services and handset revenues, and a small improvement on fixed business.

Gross revenues breakdown and highlights in 2013 and 4Q13 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$11,310 million this year, showing resilience with 2.0% increase year-over-year, thanks to the improvement on postpaid mix to 16.7% of total base (vs. 15.2% in 4Q12) and a better usage profile supported by MOU increase (+8.8% YoY). In the quarter, mobile usage and monthly fees came at R$ 2,953 million (+2.7% YoY).

Data kept the steady growth pace

Value Added Services (VAS) gross revenues totaled R$5,354 million in 2013, with a solid double digit growth of 21.5% YoY. This performance is a result of strong adherence to Infinity and Liberty data plans, and also the positive contribution of Infinity/Liberty Torpedo. As percentage of mobile gross service revenues, VAS reached 22.3% in 2013 vs. 19.3% in 2012. In the 4Q, VAS came at R$1,454 million (+17.0% YoY).

Leading the market innovation and targeting to keep VAS at sound growth pace, TIM launched in Q3 a new VAS offer, aggregating the Infinity Web and SMS offers into one single offer: Infinity Web+Torpedo with unlimited micro browsing and SMS for R$0.75 per day.

Leader on LD traffic

Long distance gross revenues reached R$3,333 million in 2013, a growth of +3.6% YoY, mainly due to the improvement on postpaid base mix and resilient market share of ~50% in long distance2. In the quarter, long distance gross revenues stood flat at R$ 840 million.

Interconnection gross revenues in 2013 dropped 5.3% YoY to R$3,761 million. The interconnection revenues were negatively impacted by MTR cut of ~11% in April 2013, and partially offset by incoming revenues from SMS offers. In the 4Q13, interconnection gross revenues reached R$941 million, a decrease of 10.9% YoY.

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$1,072 million in 2013, a sharp decline of 27.1% when compared to the same period of last year, but showing a recovery over recent quarters (9M13 drop was 28.5% YoY). This result is mainly due to Intelig ongoing business restructuring process. In the 4Q, fixed business totaled R$236 million (-21.8% YoY).

In 2013 70% of sales were smartphones

Product sales were up 35% YoY, reaching R$4,597 million in 2013. This performance is explained mainly by increasing number of devices sold and handsets mix enhancement, with almost 70% of total sales being smartphones only in the year. The average price grew by 10% this year due to a higher profile of phones and FX appreciation. It is worth highlighting that web/smartphone penetration reached near 55% of total customer base (vs. 43% in 2012). In 4Q13, products revenues totaled R$1,194 million, an increase of 22.3% versus 4Q12.

Total net revenues reached R$19,921 million in 2013, an increase of 6.2% YoY. In 4Q13, net revenues came at R$5,183 million, up 3.1% increase YoY.

ARPU (average revenue per user) reached R$18.6 in 2013, down 2.4% YoY but a significant improvement versus 2012 yearly drop of -11.0%. As for 4Q13, ARPU reached R$19.2, an improvement of 3.1% versus last quarter (3Q13) and a decrease of 3.5% YoY versus 4Q12. This improvement in performance was mainly driven by higher postpaid additions, better customer base mix, solid data business growth and MOU performance.

MOU reached 148 minutes in 2013

MOU (minutes of use) reached 148 minutes in 2013, up 8.8% when compared to 2012, mainly due to the increase of the postpaid mix. As for 4Q13, MOU achieved 149 minutes, flat versus the same period of 2012.

OPERATING COSTS AND EXPENSES

In 2013, operating costs and expenses totaled R$14,715 million, an increase of 7.0% YoY, mainly explained by higher handsets costs (+28.6%). Without handset costs, total operating expenses stood almost flat at +1.9% YoY.

Costs and expenses breakdowns in 2013 are presented as follows:

Personnel expenses reached R$832 million in 2013, a growth of 14.1% when compared to the same period of last year, as a consequence of own store launch (32 new stores in 2013). In addition, insource process in the call center and network teams led total employees to reach 12,167 people (+4.4% versus 2012).

Selling & Marketing expenses amounted to R$3,938 million in 2013, 2.5% higher than the same period last year. An efficient management of sales channels, helped commission costs to maintain under control. Also the tweak in prepaid disconnection policy aided TIM to keep a clean customer base and show a stable trend for FISTEL taxes payment (around R$1 bln in 2013). In the quarter, commercial expenses grew 2.0% YoY reaching R$983 million.

Own network strategy paying-off

Network and Interconnection costs reached R$5,312 million in the 2013, a decrease of 0.7% on a yearly comparison, driven by TIM’s strategy to increase proprietary infrastructure, offsetting voice traffic annual growth of 15%.

•

Leased lines costs (EILD) had a decrease of 6% in a yearly comparison. Such performance is largely impacted by the development of a proprietary infrastructure and usage of TIM Fiber’s network.

•

As for Interconnection cost, if in one hand MTR cut helped to bring savings, the increasing of SMS sent (following the “Infinity Torpedo” and “Infinity Web+Torpedo” offers) is partially offsetting the MTR impact.

General and Administrative expenses (G&A) amounted to R$625 million in 2013, an increase of 13.3% YoY. This performance is mainly due to third parties services expenses and maintenance cost in the second semester of 2013.

Cost of Goods Sold reached R$3,351 million in the year, an increase of 28.6% versus the same period of last year, following the handset revenue growth of 37.4% YoY. TIM maintained the strategy to increase penetration of smartphones, as a way to empower data usage and increase customer’s internet experience. It is worth noting that TIM remains with a no handset subsidy policy.

Bad debt at lowest level in the industry

Bad Debt expenses drop 4.4% YoY in 2013 to R$240.1 million, representing 0.8% as a percentage of gross revenues (vs. 0.9% in 2012). It is indeed a strong and efficient performance, in a scenario where the number of in debt families are still growing, but at lower default levels. During 2013, TIM kept implementing actions to prevent bad debt, such as the Express family plans, in which customers’ monthly-fee is attached to a credit card.

Other operational expenses reached R$417 million in 2013, flat vs. 2012 performance.

SAC/ARPU ratio at top notch level

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$27.6 in 2013, a decrease of 6.1% YoY. In the quarter, SAC was R$24.2 (or -10.2% YoY). The continuous efficiency reflects the approach applied by TIM on distribution channels and subsidy, especially with a higher postpaid mix over gross additions. The SAC/ARPU ratio, which indicates the payback per customer, remained at 1.5x for the full year.

EBITDA

Following the efficiency gain mentioned above, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$5,207 million in FY2013, an expansion of 3.9% over FY2012. As for 4Q13 EBITDA achieved 1,499 million or a growth of 5.2% compared to 4Q12.

EBITDA margin in 2013 stood at 26.1% vs. 26.7% in 2012, still impacted by the handset business, which dilutes consolidated margin. In 4Q13, EBITDA margin reached 28.9% (an increase vs. 28.4% in 4Q12).

EBITDA margin on services (excluding handset revenues and costs) came at 32.0% in 2013 (stable vs. 32.1% YoY). In 4Q13, EBITDA margin on services achieved a mark of 35.3% (vs. 34.0% in 4Q12).

Depreciation and Amortization

Depreciation and amortization accounted for R$2,768 million in 2013, an increase of 2.9% on a yearly basis. On a separate basis, depreciation increased 3.0% YoY while amortization increased by 2.9% YoY.

As for 4Q13, depreciation and amortization reached R$723 million, an increase of 5.1% YoY. Depreciation only came at R$389 million (+5.6% YoY) and amortization came at R$334 million (+4.6% YoY).

EBIT

EBIT (earnings before interest and taxes) totaled R$2,439 million in 2013, an increase of 5.0% on a yearly comparison. In 4Q13 EBIT was R$776 million (+5.2% YoY).

Net Financial Result

Net financial result in 2013 totaled -R$302.7 million, a sharp increase versus

-R$169.9 million in 2012, explained mainly by:

•

Financial expenses at R$749.7 million in 2013, up R$105 million YoY (+16.3%) due to higher interests (~R$50 million; gross debt of R$4.9 billion in 2013 vs. R$4.3 billion in 2012), in addition to monetary adjustments for contingencies (~R$26 million), leasing expenses (~R$15 million) and other expenses (~R$14 million).

•

Financial revenues that totaled R$451.4 million in 2013, down R$28 million YoY (-5.8%). This negative variation is due to mark-to-market of hedge instruments together with lower impact of positive monetary adjustments, more than offsetting the increase in interest on cash position (R$5.3 billion in 2013 vs. R$4.5 billion in 2012).

•

Net FX variation at -R$4.4 million, almost stable compared to -R$4.2 million in 2012.

As for the 4Q13, it showed the same trends of the full year. Net financial results was

-R$100.5 million in the quarter (+202.1% YoY), with financial expenses of R$221.4 million (up 65.5% YoY), financial revenues of R$122.4 million (+21.0% YoY) and net FX variation of

-R$1.4 million (vs. -R$0.6 million in 4Q12).

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$630.5 million in 2013, a decrease of 10.5% compared to R$704.6 million in 2012. This performance is explained by a higher fiscal efficiency and others incentives. In 4Q13, income and social contribution taxes was R$176.2 million, a decrease of 27.0% vs. R$241.3 million in 4Q12.

2013 year effective tax rate closed at 29.5% (vs. 32.7% in 2012) while effective tax rate came at 26.1% in the 4Q13, representing a strong decrease vs. 34.3% in 4Q12.

Net Income

Net Income totaled R$1.506 million in 2013, +3.9% versus R$1.449 million for the full year of 2012 and EPS (Earnings per Share) reached R$0.62 (vs. R$0.60 in 2012). Considering only 4Q13, net income was R$499 million (+7.9% YoY).

CAPEX

Investments totaled R$3,871 million in 2013, an increase of 2.8% vs. full year of 2012. 90.1% of the total Capex was dedicated to infrastructure, confirming the commitment to improve quality.

As for 4Q13, investments amounted R$1,102, a decrease of 20.9% YoY, depicting a more evenly distributed Capex among the quarters (92.7% of the total amount was allocated in infrastructure).

Total Debt, Cash and Free Cash Flow

Gross Debt amounted to R$4,867 million in 2013, an increase of 13.7% if compared to the R$4,279 million by the end of 2012, due to disbursements totaling R$412 million from BNDES since early 2013 and to R$323 million coming from the fiber backbone LT Amazonas agreement with leasing accounting effect (According to IFRS: IFRIC 4 Rule).

Company's debt is concentrated in long-term contracts (79% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank) and Banco do Brasil, as well as borrowings from other top local and international financial institutions.

Approximately 37% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 7.90% in 2013 compared to 8.47% in 2012 due to the initial 2013 low level in the market interest rate. As for 4Q13 average cost of debt was 8.58% (vs. 7.69% in 4Q12).

Cash and Cash equivalents reached R$5,288 million (+19.3% vs. R$4,431 million in 2012) with an average cash yield of 8.08% in 2013 (compared to 8.49% in 2012).

Net debt position reached R$420.8 million cash in 2013 versus R$151.1 million cash by the end of 2012.

As for the Operating Free Cash Flow in 2013, it came positively at R$2,216 million, up 21.4% from 2012, due to a decrease in Capex since the outstanding amounts related to LT Amazonas agreement (R$310 million net of interest), despite being considered investment, did not have an effective impact on the Company's cash position in 2013. In the fourth quarter, Operating Free Cash Flow was R$2,130 million, an increase of 15.3% compared to the same period of last year, also positively affected by a smaller Capex in the quarter.

Dividends

Management will propose to the Board of Directors the distribution of R$843 million of dividends, +13.5% versus R$743 million in 2012. The amount to be distributed is equivalent to R$0.3488 per common share and R$1.7444 per ADR (1 ON = 5 ADR). The proposal will be presented to the Board of Directors and yet to be approved by the Company’s annual shareholders’ meeting to be held on April of 2014.

One-off Events in 2013

In the second quarter, TIM had a one-off event related to interconnection disputes with other carriers totaling incoming revenues of R$45.6 million and R$30.7 million in EBITDA.

Ownership Breakdown

Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

About TIM Participações S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 95% of the urban population – the widest GSM coverage in Brazil, with presence in 3,404 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, besides having a sophisticated Third Generation (3G) network serving 78% of the country’s urban population. The Company has 450 networks available for international roaming for TIM clients in more than 200 countries across six continents.

»

Consolidated company with a nationwide footprint since 2002

»

Network: excellent GSM coverage and proven quality

»

Innovative offers: new concepts leveraging TIM community

»

Brand: associated to innovation

»

Sustainability: Maintained in ISE index for 2014/2015

»

Is listed in Novo Mercado since August 2011

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 73.4 million lines in Brazil.

In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:

Balance Sheet

Attachment 2:

4Q13 Income Statements

Attachment 3:

4Q13 Cash Flow Statements

Attachment 4:

Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	4Q13	3Q13	% QoQ	4Q12	% YoY
ASSETS	**28,138,167**	**26,333,241**	**6.9%**	**26,108,977**	**7.8%**
CURRENT ASSETS	**10,740,804**	**9,703,866**	**10.7%**	**9,967,717**	**7.8%**
Cash and cash equivalents	5,287,642	3,335,337	58.5%	4,429,780	19.4%
Short-term investments	-	-	-	810	-100.0%
Accounts receivable	3,513,029	3,904,559	-10.0%	3,650,871	-3.8%
Inventories	296,829	396,149	-25.1%	269,145	10.3%
Indirect recoverable Taxes	913,215	1,145,878	-20.3%	906,101	0.8%
Direct recoverable Taxes	370,626	380,710	-2.6%	331,225	11.9%
Prepaid expenses	206,354	364,495	-43.4%	180,371	14.4%
Derivative contracts	11,969	8,076	48.2%	104,712	-88.6%
Other assets	141,140	168,662	-16.3%	94,702	49.0%
NONCURRENT	**17,397,362**	**16,629,374**	**4.6%**	**16,141,259**	**7.8%**
Noncurrent assets	**2,753,940**	**2,361,868**	**16.6%**	**2,585,561**	**6.5%**
Long-term investments	28,681	27,247	5.3%	21,834	31.4%
Accounts receivable	35,959	41,551	-13.5%	61,305	-41.3%
Indirect recoverable Taxes	536,757	198,574	170.3%	215,261	149.4%
Direct recoverable Taxes	22,537	22,281	1.2%	21,658	4.1%
Deferred income and social contribution taxes	1,064,721	1,086,231	-2.0%	1,252,017	-15.0%
Judicial deposits	720,261	697,586	3.3%	821,311	-12.3%
Prepaid expenses	96,906	104,100	-6.9%	94,038	3.0%
Derivative contracts	234,894	171,142	37.3%	84,095	179.3%
Other assets	13,224	13,156	0.5%	14,040	-5.8%
Permanent Assets	**14,643,422**	**14,267,506**	**2.6%**	**13,555,699**	**8.0%**
Property, plant and equipment	8,207,242	7,826,706	4.9%	7,566,510	8.5%
Intangibles	6,436,181	6,440,800	-0.1%	5,989,189	7.5%
LIABILITIES	**28,138,167**	**26,333,241**	**6.9%**	**26,108,977**	**7.8%**
CURRENT LIABILITIES	**8,048,103**	**6,329,636**	**27.1%**	**7,375,222**	**9.1%**
Suppliers	5,255,337	4,179,783	25.7%	4,293,121	22.4%
Loans and financing	966,658	682,710	41.6%	951,013	1.6%
Derivative contracts	44,418	3,439	1191.7%	42,061	5.6%
Leasing	9,557	16,869	-43.3%	-	0.0%
Salaries and related charges	170,556	212,131	-19.6%	133,283	28.0%
Indirect taxes, charges and contributions	580,625	545,098	6.5%	635,061	-8.6%
Direct taxes, charges and contributions	115,103	139,040	-17.2%	204,917	-43.8%
Dividends payable	396,879	42,401	836.0%	373,241	6.3%
Authorizations payable	77,216	70,438	9.6%	369,582	-79.1%
Other liabilities	431,753	437,728	-1.4%	372,942	15.8%
NON CURRENT LIABILITIES	**5,495,424**	**5,559,262**	**-1.1%**	**4,900,885**	**12.1%**
Loans and financing	3,779,998	3,981,880	-5.1%	3,439,082	9.9%
Derivative contracts	-	40,370	-100.0%	36,144	-100.0%
Leasing	313,113	235,243	33.1%	-	0.0%
Indirect taxes, charges and contributions	86	85	2.0%	246,180	-100.0%
Direct taxes, charges and contributions	226,668	181,278	25.0%	175,892	28.9%
Deferred income and social contribution taxes	337,770	251,327	34.4%	196,805	71.6%
Provision for contingencies	372,075	395,079	-5.8%	311,287	19.5%
Pension plan	1,084	4,486	-75.8%	4,486	-75.8%
Asset retirement obligations	299,813	300,700	-0.3%	298,808	0.3%
Other liabilities	164,818	168,815	-2.4%	192,200	-14.2%
SHAREHOLDERS' EQUITY	**14,594,640**	**14,444,342**	**1.0%**	**13,832,870**	**5.5%**
Capital	9,839,770	9,839,770	0.0%	9,839,770	0.0%
Capital reserves	1,217,640	840,789	44.8%	387,000	214.6%
Income reserves	3,540,599	2,760,512	28.3%	3,609,468	-1.9%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	-	1,006,640	-100.0%	-	-

Attachment 2

TIM PARTICIPAÇÕES S.A.

4Q13 Income Statements

 (R$ Thousands)

DESCRIPTION	4Q13	4Q12	% YoY	3Q13	% QoQ	2013	2012	% YoY
R$ thousands								
Gross Revenues	**7,684,901**	**7,341,697**	**4.7%**	**7,539,627**	**1.9%**	**29,661,753**	**27,755,813**	**6.9%**
Telecommunications Services	**6,490,893**	**6,365,666**	**2.0%**	**6,312,149**	**2.8%**	**25,065,214**	**24,350,086**	**2.9%**
Mobile	**6,254,887**	**6,063,872**	**3.2%**	**6,054,713**	**3.3%**	**23,993,427**	**22,879,828**	**4.9%**
Usage and Monthly fee	2,953,344	2,874,541	2.7%	2,884,968	2.4%	11,309,804	11,086,671	2.0%
Value added services - VAS	1,454,202	1,242,801	17.0%	1,362,498	6.7%	5,353,653	4,404,832	21.5%
Long distance	840,030	840,503	-0.1%	832,558	0.9%	3,332,965	3,217,921	3.6%
Interconnection	941,325	1,056,255	-10.9%	919,536	2.4%	3,760,751	3,969,138	-5.3%
Others	65,985	49,773	32.6%	55,153	19.6%	236,254	201,264	17.4%
Fixed	**236,007**	**301,794**	**-21.8%**	**257,437**	**-8.3%**	**1,071,787**	**1,470,259**	**-27.1%**
Products	**1,194,008**	**976,031**	**22.3%**	**1,227,478**	**-2.7%**	**4,596,539**	**3,405,726**	**35.0%**
Discounts and deductions	**(2,501,624)**	**(2,315,784)**	**8.0%**	**(2,456,469)**	**1.8%**	**(9,740,463)**	**(8,991,865)**	**8.3%**
Taxes and discounts on services	(2,148,580)	(2,045,508)	5.0%	(2,105,377)	2.1%	(8,364,155)	(7,930,128)	5.5%
Taxes and discounts on handset sales	(353,045)	(270,276)	30.6%	(351,092)	0.6%	(1,376,308)	(1,061,738)	29.6%
Net Revenues	**5,183,276**	**5,025,913**	**3.1%**	**5,083,159**	**2.0%**	**19,921,291**	**18,763,947**	**6.2%**
Services	**4,342,314**	**4,320,158**	**0.5%**	**4,206,773**	**3.2%**	**16,701,059**	**16,419,958**	**1.7%**
Products	**840,963**	**705,755**	**19.2%**	**876,386**	**-4.0%**	**3,220,232**	**2,343,989**	**37.4%**
Operating Expenses	**(3,684,504)**	**(3,600,872)**	**2.3%**	**(3,831,158)**	**-3.8%**	**(14,714,546)**	**(13,751,989)**	**7.0%**
Personnel expenses	(218,688)	(196,456)	11.3%	(211,985)	3.2%	(831,876)	(729,032)	14.1%
Selling & marketing expenses	(982,561)	(963,407)	2.0%	(1,035,454)	-5.1%	(3,937,899)	(3,842,934)	2.5%
Network & interconnection	(1,294,011)	(1,391,703)	-7.0%	(1,344,279)	-3.7%	(5,312,301)	(5,352,395)	-0.7%
General & administrative	(157,766)	(140,421)	12.4%	(155,809)	1.3%	(624,725)	(551,393)	13.3%
Cost Of Goods Sold	(876,105)	(749,657)	16.9%	(906,944)	-3.4%	(3,350,841)	(2,604,978)	28.6%
Bad Debt	(44,167)	(52,274)	-15.5%	(55,534)	-20.5%	(240,051)	(250,972)	-4.4%
Others	(111,205)	(106,955)	4.0%	(121,152)	-8.2%	(416,853)	(420,286)	-0.8%
EBITDA	**1,498,773**	**1,425,041**	**5.2%**	**1,252,001**	**19.7%**	**5,206,744**	**5,011,958**	**3.9%**
EBITDA Margin	28.9%	28.4%	56bps	24.6%	429bps	26.1%	26.7%	-57bps
Depreciation & amortization	**(723,061)**	**(687,875)**	**5.1%**	**(694,075)**	**4.2%**	**(2,767,871)**	**(2,688,588)**	**2.9%**
Depreciation	(388,709)	(368,140)	5.6%	(376,195)	3.3%	(1,502,498)	(1,458,563)	3.0%
Amortization	(334,352)	(319,735)	4.6%	(317,880)	5.2%	(1,265,374)	(1,230,025)	2.9%
EBIT	**775,712**	**737,166**	**5.2%**	**557,926**	**39.0%**	**2,438,873**	**2,323,370**	**5.0%**
EBIT Margin	15.0%	14.7%	30bps	11.0%	399bps	12.2%	12.4%	-14bps
Net Financial Results	**(100,517)**	**(33,269)**	**202.1%**	**(90,237)**	**11.4%**	**(302,720)**	**(169,890)**	**78.2%**
Financial expenses	(221,442)	(133,771)	65.5%	(209,124)	5.9%	(749,700)	(644,754)	16.3%
Financial income	122,360	101,140	21.0%	123,165	-0.7%	451,391	479,015	-5.8%
Net exchange variation	(1,435)	(638)	124.7%	(4,279)	-66.5%	(4,410)	(4,151)	6.2%
Income before taxes	**675,195**	**703,898**	**-4.1%**	**467,689**	**44.4%**	**2,136,153**	**2,153,480**	**-0.8%**
Income tax and social contribution	(176,221)	(241,332)	-27.0%	(152,674)	15.4%	(630,539)	(704,592)	-10.5%
Net Income	**498,974**	**462,566**	**7.9%**	**315,015**	**58.4%**	**1,505,614**	**1,448,888**	**3.9%**

Attachment 3

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements

(R$ Thousands)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 SINDEC is the National System of Consumer Protection, which integrates 257 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total Claims.

2 Anatel releases long distance market share every six months, but the last official figure was the 2012 FY.